UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
European Wax Center, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)
29882P106
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29882P106	Page 2 of 6

1	NAME OF REPORTING PERSON David Coba

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,820,548

	6	SHARED VOTING POWER

1,425,276

	7	SOLE DISPOSITIVE POWER

1,820,548

	8	SHARED DISPOSITIVE POWER

1,425,276

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,245,824*

* Represents the percentage of Class A Common Stock owned by the Reporting Person, based on a total of 63,552,048 shares of Class A Common Stock and Class B Common Stock outstanding as of November 1, 2022 (assuming the exchange of all shares of Class B Common Stock into an equal number of shares of Class A Common Stock), as reported in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 24, 2022.

CUSIP No. 29882P106	Page 3 of 6

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 29882P106	Page 4 of 6

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

European Wax Center, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5830 Granite Parkway, 3rd Floor Plano, Texas 75024

Item 2.

(a)	Name of Person Filing:

David Coba

(b)	Address of Principal Business Office, or, if None, Residence:
500 Lido Drive
Fort Lauderdale, Florida 33301
(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share.

(e)	CUSIP Number:

29882P106

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 3,245,824 shares of Class A Common Stock

(b)	Percent of class: 5.1% (see notes on cover page)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,820,548 shares

CUSIP No. 29882P106	Page 5 of 6

(ii)	Shared power to vote or to direct the vote: 1,425,276 shares

(iii)	Sole power to dispose or to direct the disposition of: 1,820,548 shares

(iv)	Shared power to dispose or to direct the disposition of: 1,425,276 shares

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 29882P106	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Coba
David Coba

Dated February 1, 2023